Exhibit 4.82

Spouse Consent Letter

The undersigned, Chu Jie (PRC Identification No. [          ]), is the lawful spouse of Gu Dejun (PRC Identification No. [          ]) (“My Husband”). I hereby unconditionally and irrevocably issue this Spouse Consent Letter in respect of the 50% equity interest (the “Equity Interests”) of Shengxiang Hudong Music (Beijing) Co., Ltd. (the “Company”) held by My Husband:

I hereby acknowledge and agree that:

(1) all the Equity Interests of the Company held by My Husband shall be disposed of pursuant to the Exclusive Option Agreement executed by and among My Husband, the Company and Beijing Huateng Xiangfeng Technology Co., Ltd. (the “WFOE”) on May 15, 2019, the Equity Pledge Agreement executed by and among the WFOE (as the pledgor), My Husband (as the pledgee) and the Company on May 15, 2019; and the Business Cooperation Agreement executed by and between the Company and the WFOE; the Equity Interests are controlled by the WFOE;

(2) all the equity interests of the company held by my husband shall be disposed of pursuant to the Power of Attorney issued by my husband to the WFOE on May 15, 2019.

I hereby confirm that, I acknowledge and agree that My Husband enter into and further agree the Company to enter into the Exclusive Option Agreement, the Equity Pledge Agreement, Business Cooperation Agreement and the Power of Attorney (hereinafter referred to as the “Transaction Documents”) and disposed of such Equity Interests in accordance with the terms of the Transaction Documents. I will not at any time take any action to hinder disposal arrangements of the Equity Interest. I undertake not to make any claim in respect of the Company’s Equity Interests held by My Husband, including but not limited to the claim that the Company’s Equity Interest is the community property of My Husband and me. I hereby waive any right to claim ownership of the Equity Interests or any future rights.

I further confirm that My Husband can perform the Transaction Documents and further amend or terminate the Transaction Documents absent any authorization or consent from me. I undertake to sign all necessary documents and to take all necessary actions to ensure appropriate performance of the Transaction Documents (as amended from time to time).

I hereby agree and undertake that, if I acquire any Equity Interests for whatever reasons, I shall be bound by the Transaction Documents (as amended from time to time) and shall comply with the obligations of a shareholder of the Company thereunder. For this purpose, upon the WFOE’s request, I shall execute a series of written documents in substantially the same format and content as the Transaction Documents (as amended from time to time). I further undertake and confirm that under no circumstances, directly or indirectly, actively or passively, shall I take any action or make any claim with an intention which is conflict with the above arrangements.

This Spouse Consent Letter shall be governed by the laws of the People’s Republic of China. The execution, validity, interpretation, performance, modification and termination of this Spouse Consent Letter and any dispute or claim (hereinafter referred to as “Dispute”) shall be settled through friendly negotiation first. The requesting party shall, by dated notice, promptly inform the other parties of the Dispute and explain the nature of the Dispute. If no settlement can be reached through negotiation within thirty (30) days after the date of notice of such Dispute, either party may submit the dispute to Beijing International Arbitration Center for arbitration in accordance with its arbitration rules. The arbitration shall take place in Beijing. The arbitral award shall be final and binding upon all parties.

Signature:	/s/ Chu Jie
May 15, 2019